

November 16, 2017

<u>Via E-mail</u>
Miles D. White
Chairman of the Board and Chief Executive Officer
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6400

      Re: **Abbott Laboratories**
             Form 10-K for the Fiscal Year Ended December 31, 2016
             Filed February 17, 2017
             File No. 1-02189

Dear Mr. White:

      We refer you to our comment letter dated November 7, 2017, regarding business contacts with Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Cecilia Blye

                Cecilia Blye, Chief
                Office of Global Security Risk

cc: Suzanne Hayes
       Assistant Director
       Division of Corporation Finance